

June 24, 2010

<u>Via U.S. Mail</u>

John J. Bulfin, Esq.
Senior Vice President, General Counsel
and Secretary
The GEO Group, Inc.
One Park Place, Suite 700
621 Northwest 53rd St
Boca Raton, FL 33487-8242

> **RE: The GEO Group, Inc.**
> **Amendment No. 1 to Form S-4**
> **Filed June 10, 2010**
> **File No. 333-166525**

Dear Mr. Bulfin:

We have reviewed your filing and have the following comments.

Form S-4

General

1. We note your response to comments 21 and 22 in our letter dated June 1, 2010. However, it does not appear that we have received all of the supplemental materials that we requested in these prior comments. Please advise.

The Merger, page 30

Background of the Merger, page 31

2. We note from the Moelis & Company presentation dated April 18, 2010, that there are three bullet points associated with the negotiations that occurred on April 2 and 9, 2010. Please provide appropriate disclosure regarding the matters described in connection with these negotiations or explain to us why you believe disclosure is not required.

GEO Reasons for the Merger and the Recommendation of GEO's Board of Directors Relating to the Merger, page 36

Financial Considerations, page 37

Consideration Consisting of GEO Common Stock or Cash, page 37

3. We note your disclosure in response to comment 17 in our letter dated June 1, 2010. Your disclosure in the second bulleted paragraph under this heading suggests that there is a "requirement to have a significant portion of the merger consideration paid in shares of GEO common stock." However, this appears inconsistent with your disclosure elsewhere, including your statement on page two under the heading "Merger Consideration," suggesting that GEO intends to fully pay cash to all Cornell stockholders electing cash in lieu of GEO shares in exchange for their Cornell shares. Please reconcile your disclosure or advise.

Opinions of GEO's Financial Advisors, page 38

Summary of Barclays Capital's Opinion, page 38

4. Please provide a brief description of the consideration that you will pay Barclays Capital in the event the proposed merger transaction is not consummated.

Summary of BofA Merill Lynch's Opinion, page 40

5. Please provide a brief description of the consideration that you will pay BofA Merrill Lynch in the event the proposed merger transaction is not consummated.

Cornell Reasons for the Merger and the Recommendation of the Cornell Board of Directors, page 50

6. We note your response to comment 28 in our letter dated June 1, 2010. Please explain the meaning of the term "execution risk."

Precedent Transactions Analysis, page 57

7. Based on our review of Moelis & Company's April 18, 2010 financial presentation, it appears that you have not referenced one of the precedent transactions that it considered as part of its analysis. Please revise or advise.

Other Information, page 58

8. Please provide a brief description of the consideration that you will pay Moelis & Company in the event the proposed merger transaction is not consummated.

Unaudited Pro Forma Condensed Combined Financial Statements

Note 3. Preliminary Estimated Acquisition Consideration, page 112

9. We note your response to comment 39 in our letter dated June 1, 2010. Please
   also disclose whether any new replacement awards will or will not be vested. In
   the paragraph preceding the table, you state that the fair value of the replacement
   awards will be included in the acquisition consideration. Please clarify the extent
   to which the fair value of the replacement awards would be included in the
   acquisition consideration. In this regard, you previously state that to the extent
   that the fair value of the replacement awards exceeds the fair value of the replaced
   awards, the excess will be expensed immediately. Refer to Refer to ASC 805-30-
   30-9 through 13 as well as Case A provided in ASC 805-30-55-18 and 19.

10. We note your response to comment 41 in our letter dated June 1, 2010. Please
    expand your table on page 114 to also show the impact that changes in the value
    of your common stock would have the amount of intangible assets recorded.

11. You state that the table provided on page 113 is based on Cornell's estimated
    shares of common stock as of May 6, 2010 and equity awards outstanding as of
    March 31, 2010, the latest date of public information. Please advise why you are
    using two different dates or revise as necessary.

Note 5. Preliminary Pro Forma and Acquisition Accounting Adjustments, page 115

12. We note your response to comments 45 and 46 in our letter dated June 1, 2010.
    You have not performed a detailed valuation analysis to determine the fair market
    values of Cornell's assets to be acquired and liabilities to be assumed.
    Accordingly the pro forma financial statements do not include a final allocation of
    the purchase price. Your response and disclosures indicate that you have not
    attempted to make preliminary estimates as far as fair value adjustments to
    property and equipment as well as other assets and liabilities pursuant to ASC
    805-20-30-1. As the purchase price allocation is preliminary and naturally subject
    to change, we believe that you should made a reasonable effort to reflect any fair
    value adjustments in your pro forma financial statements. In this regard, we note
    that you arrived at an estimate of the amount of purchase price to allocate to
    intangible assets based upon the exercise of management's judgment based on
    information obtained from an analysis performed in prior merger attempts with
    Cornell. Please help us understand why you would not be able to also make
    estimates regarding fair value adjustments to property and equipment as well as
    other assets and liabilities based on this same information. Please tell us if you
    have determined which assets or liabilities could have material fair value
    adjustments in the final purchase price allocation.

13. Please reconcile the preliminary estimated purchase price allocation amounts disclosed on page 116 to the amounts reported on your pro forma balance sheet for the following line items:

    • Other non-current assets;

    • Accounts payable, accrued expenses and accrued payroll;

    • Other non-current liabilities; and

    • Debt and capital lease obligations.

    For example, it is not clear why the non-current assets amount of $38,662 in your purchase price allocation would not be the same as the amount reported on your pro forma combined balance sheet, which appears to be the historical amount of $14,968 less the pro forma adjustment of $2,440.

14. Please expand your disclosures to provide a breakdown of the other preliminary purchase price adjustments of $13,805 provided in your table on page 116. It should be clear which line items you made purchase price adjustments to as well as how you arrived at these purchase price adjustment amounts. You should discuss any significant estimates and assumptions used.

15. We note your response to comment 47 in our letter dated June 1, 2010. In a similar manner to your response, please expand your note to discuss how the change in control payments will be accounted for and why they are not reflected in pro forma retained earnings.

16. We note your response to comment 51 in our letter dated June 1, 2010. Please disclose the nature of the intangible assets you have preliminarily identified. As previously requested, please advise and disclose how you determined that all intangible assets should have an estimated useful life of 7 years. Refer to ASC 350-30-35-1 through 5.

17. We note your response to comment 53 in our letter dated June 1, 2010. There appears to be a typographical error in the table showing pro forma combined weighted average shares for the thirteen weeks ended April 4, 2010 on page 119. Please revise as necessary.

Note 6. Selected Financial Statement Balances – All-Stock Scenario, page 120

18. We note your response to comment 58 in our letter dated June 1, 2010. For note (vi), you state that the adjustment is partially offset by increases in interest expense related to the amortization of $1.7 million of deferred financing costs

associated with the repayment of Cornell's 10 ¾% Senior Notes due 2012 and the higher interest rate which would have been realized since the outstanding borrowings on your senior credit facility would have been greater. It is not clear where the amortization of the $1.7 million of deferred financing costs is reflected in the table on page 123 or page 119 as well as why this amortization would not impact both the cash/stock scenario and all-stock scenario. Please advise or revise as necessary.

Form 10-K For the fiscal year ended January 3, 2010

General

19. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including interim filings, if applicable.

Note 1. Summary of Business Operations and Significant Accounting Policies, page 72

Revenue Recognition, page 76

20. We note your response to comment 65 in our letter dated June 1, 2010. Please tell us what consideration you gave to ASC 605-20-S99 in determining the appropriate accounting for revenue which is based on certain targets. Please expand your disclosures to better explain how you determine whether or not the fees are fixed and determinable. Please also disclose whether you have recorded any revenue that is at risk due to future performance contingencies, the nature of the contracts giving rise to the contingencies, and, if material, the amount of any such revenue recorded. Refer to ASC 605-20-S99.

Note 18. Income Taxes, page 108

21. We note your response to comment 68 in our letter dated June 1, 2010. If the disallowed deduction were to be sustained on appeal, it could result in a potential tax exposure of up to $15.4 million. Due to your receipt of the proposed IRS audit adjustment for the years 2002 - 2005, you reassessed the probability of potential settlement outcomes with respect to the proposed adjustment. Based on this reassessment, you provided an additional accrual in 2009 of $4.9 million. Please help us understand how you arrived at the $4.9 million accrual amount in light of the $15.4 million potential tax exposure.

Note 20. Condensed Consolidating Financial Information, 114

22. We note your response to comment 69 in our letter dated June 1, 2010. Please
revise your disclosures to clarify, if true, that your guarantor subsidiaries are
100% owned, rather than wholly-owned. In this regard, please note the definition
of wholly-owned as set forth in Rule 1-02(aa) of Regulation S-X, which is
different than being 100% owned. If your guarantor subsidiaries are not 100%
owned, tell us how you comply with the financial statement requirements set forth
in Rule 3-10 of Regulation S-X.

Definitive Proxy Statement on Schedule 14A Filed March 24, 2010

Executive Compensation – Compensation Discussion & Analysis, page 19

Equity Compensation, page 21

23. We note your response to comment 74 in our letter dated June 1, 2010.
Notwithstanding your response that your compensation committee determines the
size and frequency of equity grants based on a subjective basis, we note that your
compensation committee makes its determination "after taking into account
various factors," some of which you list in your disclosure. In future filings,
please clearly explain how your compensation committee determines the
appropriate amount of equity compensation to award to your named executive
officers in light of the various factors you describe.

Form 8-K filed May 11, 2010

24. We note your response to comment 76 in our letter dated June 1, 2010. You will
disclose in future filings why you believe each individual non-GAAP measure is
useful to investors. Please show us in your supplemental response what the
revisions will look like.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Jose Gordo, Esq. (via facsimile)
Akerman Senterfitt